UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  APRIL 23, 2014
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         185,301
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    185,301
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             185,301
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

     Personal funds in the aggregate amount of $1,323,384.87 have been used to effect the purchases. The respondent maintains the shares in a "pooled" margin account, and may borrow against the shares, in the ordinary course, from his broker.


ITEM 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

     On April 29, 2014, the respondent submitted a letter (see Exhibit #1) to Compensation Committee members Kenneth M. Scheriff (Chairman), and Jeffrey D. Franklin, demanding their immediate resignation from the P&F board. The respondent believes Messrs. Scheriff and Franklin have comported themselves with a longstanding record of servility, being tethered to the CEO and P&F exclusively for reasons of "prestige"...and that they have, manifestly, deemed their primary purpose to be the advancement of the CEO's personal financial desires. In the letter, Stabosz lambastes the 2 roughly decade-serving board members for:

1) Providing the CEO with a raise, and increase in bonus percentage, midstream in 2014 (backdated to the beginning of the year, no less!), when no raise was called for...as a corrupt form of "make up," in order to accomodate the CEO's petulance over not reaching the expected bonus threshold in 2013, suffering a net pay cut that year, and therefore "needing more money."

2) Approving a pay regimen that allowed the CEO & CFO to collectively take out total compensation, outrageously, in an amount equal to 70% of the company's reported pre-tax income, in 2012, and 41% of reported pre-tax income, in 2013.

3) Allowing the Chairman and CEO to take out roughly $15 million in aggregate compensation, over the last decade, when the CEO has only increased shareholders' equity by less than 1% annually, over this period. (This is an ungodly amount for a company of P&F's annual revenues and historical net profit.)

4) The continued refusal, year after year, of the Compensation Committee to release the list of peer companies, used to purportedly justify the CEO's licentious pay regime. (The committee and board refuse to evidence transparency, or a willingness to subject their decisions to reasonable scrutiny.) Defiance remains the order of the day at P&F...ever suggestive of the CEO's constant "overshadowing," and domination, of the board.

5) Scheriff and Franklin's lack of any material stock ownership. (Deplorably, Franklin has never bought a single share in his 10 years sitting on the board.) Neither man evidences any remote interest in viewing P&F as a bonafide "investment."

     Respondent has owned shares in P&F for the better part of the last 18 years, and considers himself to be a "student" of the company, its history, and its long-standing dysfunctional and debilitated corporate governance. (Chairman and CEO, Richard Horowitz, through extraordinary charm and guile, has ruled the company with an iron fist for a generation, keeping the board...with one or two exceptions...in a fundamentally "docile" and subjugated state. Consequently, the board, collectively, continues to evidence a breathtaking primary loyalty to the personal financial needs of the CEO, enabling the CEO to expropriate the capital of the outside shareholders, for his own self-serving purposes.)

     A previous 13D filer, respondent returned to 5.0+% ownership interest of P&F on April 23, 2014. He believes the shares are undervalued, based upon his view of underlying asset value, the value of the company in a sale or breakup (especially sans Mr. Horowitz), and the favorable cyclical economic trend that the company currently finds itself.

     Respondent may increase or decrease his ownership position in P&F's common stock in the future, based upon respondent's investing, trading, diversification, margin, arbitrage, or other needs and purposes.


ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

     At the close of business on April 28, 2014, respondent has sole voting and dispositive power over 185,301 shares of P&F Industries, Inc.'s common stock. According to the Company's latest proxy statement, as of April 11, 2014, there were 3,695,177 common shares outstanding. Respondent is therefore deemed to own 5.0% of the Company's common stock. Transactions effected by the respondent in the prior 60 days were performed in ordinary brokerage transactions, and are indicated as follows:

02/28/14  bought 1667 shares at $7.56
03/05/14  bought 6152 shares at $7.48
03/06/14  bought 651 shares at $7.42
03/07/14  bought 100 shares at $7.41
03/10/14  bought 100 shares at $7.41
03/11/14  bought 4168 shares at $7.52
03/12/14  bought 3100 shares at $7.46
03/13/14  bought 3300 shares at $7.58
03/14/14  bought 300 shares at $7.42
03/17/14  bought 8 shares at $7.32
03/18/14  bought 6628 shares at $7.60
03/19/14  bought 619 shares at $7.44
03/20/14  bought 2603 shares at $7.51
03/21/14  bought 5228 shares at $7.50
03/24/14  bought 7006 shares at $7.62
03/25/14  bought 2000 shares at $7.90
03/31/14  bought 750 shares at $7.80
04/02/14  bought 395 shares at $7.84
04/03/14  bought 588 shares at $7.81
04/07/14  bought 100 shares at $7.81
04/11/14  bought 100 shares at $8.02
04/23/14  bought 1500 shares at $8.26


ITEM 7.  Material to be Filed as Exhibits

Exhibit #1: Letter dated April 29, 2014, demanding the immediate resignation of board and Compensation Committee members Jeffrey D. Franklin and Kenneth M. Scheriff.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  04/29/14
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor